SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No. 2)

A-MARK PRECIOUS METALS, INC.
_____________________________________________________________________________
(Name of Issuer)

Common Stock, Par Value $0.01 Per Share

_____________________________________________________________________________
(Title of Class of Securities)

00181T 107
_____________________________________________________________________________
(CUSIP NUMBER)

Gregory N. Roberts

c/o A-Mark Precious Metals, Inc.

2121 Rosecrans Ave. Suite 6300,

El Segundo, CA 90245

(310) 587-1477

_____________________________________________________________________________
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 24, 2021
_____________________________________________________________________________
(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g) check the following box  ☐.

_____________________________________________________________________________

Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits.

_____________________________________________________________________________

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 00181T107	13D

1		NAME OF REPORTING PERSONS Gregory N. Roberts
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 480,312
	8	SHARED VOTING POWER 778,938
	9	SOLE DISPOSITIVE POWER 480,312
	10	SHARED DISPOSITIVE POWER 778,938
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,259,250
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.8%
14		TYPE OF REPORTING PERSON IN

CUSIP No. 00181T107	13D

1		NAME OF REPORTING PERSONS William Richardson
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 466,117
	8	SHARED VOTING POWER 778,938
	9	SOLE DISPOSITIVE POWER 466,117
	10	SHARED DISPOSITIVE POWER 778,938
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,245,055
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.2%
14		TYPE OF REPORTING PERSON IN

CUSIP No. 00181T107	13D

1		NAME OF REPORTING PERSONS Silver Bow Ventures LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Nevada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 778,938
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 778,938
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 778,938
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.0%
14		TYPE OF REPORTING PERSON OO

SCHEDULE 13D

This Amendment No. 2 to Schedule 13D is dated as of, and filed with the Securities and Exchange Commission on, May 27, 2021.

Item 1.	Security and Issuer

This Amendment No. 2 to Schedule 13D (the “Amendment”) relates to the common stock, par value $0.01 per share (the “Common Stock”), of A-Mark Precious Metals, Inc., a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at 2121 Rosecrans Ave., Suite 6300, El Segundo, CA 90245.   This Amendment amends the Schedule 13D first filed with the Securities and Exchange Commission on March 21, 2014 (the “Schedule 13D”), which was then amended by a filing of Amendment No. 1 to Schedule 13D on March 25, 2014 (“Amendment No. 1”).  Unless otherwise indicated, all capitalized terms used and not defined herein have the respective meanings assigned to them in the Schedule 13D and Amendment No. 1.

Item 2.	Identity and Background

(a)This Amendment is being filed by Gregory N. Roberts, William Richardson and Silver Bow Ventures LLC (collectively the “Reporting Persons”).

(b)The address of Gregory N. Roberts, William Richardson and Silver Bow Ventures LLC is c/o A-Mark Precious Metals, Inc., 2121 Rosecrans Ave., Suite 6300, El Segundo, CA 90245.

(c)The principal occupation of Gregory N. Roberts is Chief Executive Officer of the Issuer. The principal occupation of William Richardson is Chief Executive Officer of W.A. Richardson Builders, LLC.  The principal business of Silver Bow Ventures LLC is the investment in securities. Gregory N. Roberts and William Richardson each owns fifty percent of the outstanding membership interests in Silver Bow Ventures LLC.

(d)-(e)  During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Each of Gregory N. Roberts and William Richardson is a citizen of the United States. Silver Bow Ventures LLC is a limited liability company formed under the laws of the State of Nevada.

Item 3.	Source and Amount of Funds

This Amendment reports recent transactions in the Issuer’s Common Stock involving the personal funds of the Reporting Person who engaged in the transaction.  Information in Item 3 in the Schedule 13D and Amendment No. 1 is incorporated herein by reference.

Item 4.	Purpose of the Transaction

The securities of the Issuer acquired or disposed of by Mr. Roberts, as described in this Amendment, were acquired or disposed of for investment purposes. In addition to the transactions described in Item 5(c), Mr. Roberts is considering possibly exercising approximately 58,500 stock options and selling the shares in the next approximately 90 days.  Mr. Richardson is considering selling approximately 30,000 shares in the next approximately 90 days.

Information in Item 4 in the Schedule 13D and Amendment No. 1 is incorporated herein by reference.

Item 5.	Interest in Securities of the Issuer

(a), (b) and (c). Mr. Richardson has beneficial ownership of 1,245,055 shares of Common Stock (11.2% of the outstanding class), Silver Bow Ventures LLC has beneficial ownership of 778,938 shares of Common Stock (7.0% of the outstanding class), and Mr. Roberts has beneficial ownership of 1,259,250 shares of Common Stock (10.8% of the outstanding class).  Mr. Richardson’s and Mr. Roberts’ beneficial ownership in each case includes the shares of Common Stock owned directly by Silver Bow Ventures LLC, as to which Mr. Richardson and Mr. Roberts share voting and dispositive power.  In addition to his beneficial ownership of shares owned by Silver Bow Ventures LLC, Mr. Richardson has sole voting and sole dispositive power over 466,117 shares of Common Stock.  In addition to his beneficial ownership of shares owned by Silver Bow Ventures LLC, Mr. Roberts has sole voting power and dispositive power over 10,300 shares of Common Stock, and has rights to acquire beneficial ownership, as sole voting and sole dispositive power, of 470,012 shares of Common Stock that are currently exercisable or will become exercisable within 60 days of the filing date of this Amendment.  These rights to acquire are stock options granted by the Issuer for compensatory purposes.  Mr. Roberts holds other compensatory stock options that are not currently exercisable and will not become exercisable within 60 days, covering a total of 156,819 shares, of which 14,999 become exercisable on August 30, 2021, 70,910 become exercisable on June 30, 2022 and 70,910 become exercisable on June 30, 2023.

Percentages of the outstanding class of Common Stock set forth in this Item 5 are based on 11,136,233 shares of Common Stock outstanding at May 6, 2021, as reported in the Issuer’s Quarterly Report on Form 10-Q filed on May 14, 2021.

On May 24 and 25, 2021, Mr. Roberts exercised 13,462 stock options originally granted by the Issuer as compensation for services.  The exercise price of these options was $11.61 per share.  All 13,462 shares were sold in market transactions on May 24 and 25, 2021, for an aggregate consideration of $722,341.

(d) Not applicable.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Information regarding stock options held by and exercised by Gregory N. Roberts, as set forth in Items 3 and 5(a) – (c) above, is incorporated by reference into this Item.

Item 7.	Material to be Filed as Exhibits

Exhibit No.	Description

99.1	Joint Filing Agreement (incorporated by reference to Schedule 13D)

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: May 27, 2021

Gregory N. Roberts

William Richardson

Silver Bow Ventures LLC

By:
	Name:	Gregory N. Roberts
	Title:	Member